PRESS RELEASE

Atento Reports Fiscal 2016 Second-Quarter Results

Strong Growth in Americas; Improvement in Profitability and Free Cash Flow

•   Consolidated revenue down slightly, 13% growth in Americas largely offsets macro-driven decline in Brazil.

•   Positive Revenue Diversification:

▪ Americas revenue mix up 340 basis points to 41.8% of total revenue.

▪ Mix of revenue from non-Telefónica clients up 290 basis points to 57% of total revenue.

▪ All three geographic regions post increases in mix of revenue from higher value-add solutions.

•   Approximately 3,150 workstations won in the quarter, up 10.5%.

•   Margin protection achieved: Adjusted EBITDA up 0.2% with stable margin of 12%.

•   Strong free cash flow before interest of $39.4 million driven by significant improvement in working capital.

•   Reaffirmed key financial targets for Fiscal 2016.

NEW YORK, August 2, 2016 – Atento S.A. (NYSE: ATTO), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top three providers globally, today announced its second-quarter 2016 operating results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise.

Summary

($ in millions except EPS)	Q2 2016	Q2 2015	CCY Growth	YTD 2016	YTD 2015	CCY Growth
Reported Revenue	452.4	515.7	-0.4%	871.8	1,031.6	0.9%
Adjusted EBITDA	54.2	62.1	0.2%	103.0	120.5	2.8%
Adjusted EBITDA Margin	12.0%	12.0%	-	11.8%	11.7%	10 b.p.
Adjusted EPS(1)	$0.13	$0.21	-27.8%	$0.26	$0.43	-23.5%
Leverage (x) (2)	2.0x	1.6x		2.0x	1.6x

.

(1)      Adjusted earnings per share, for the period ended June 30, 2016, were calculated considering the number of ordinary shares of 73,751,131.

For the period ended June 30, 2015, the number of ordinary shares was 73,619,511.

(2)      Considered the pro-forma Net Debt adjusted to give effect to the Reorganization Transaction, regarding Preferred Equity Certificates.

Alejandro Reynal, Atento´s Chief Executive Officer, commented, “We continue to navigate the challenging growth environment in Brazil. However, our focus on driving the optimal balance of growth, profitability and liquidity enabled us to deliver revenue growth of 13% in the Americas, which almost complete offset the decline in Brazil, stable margins and positive free cash flow. Our performance was driven by new client wins and expanding our share of wallet with existing clients, particularly in financial services. In addition, each of our regions posted an increase in mix of revenue from higher value-add solutions. Our results this quarter underscore our commitment to remain the reference partner for the CRM BPO needs of our clients is on track.”

Mr. Reynal continued, “We have refreshed our long term growth strategy to further diversify our revenue base and selectively deploy capital to where its value is the highest. This sharpened focus includes consolidating our leadership position in core voice services, further expansion into higher value-add solutions, especially in financial services, and accelerated growth in digital services.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, “Our proactive cost and efficiency initiatives continue to deliver expected benefits. Our focus on disciplined capital allocation, improving returns and strict working capital management, drove free cash flow before interest of $39.4 million in the quarter, and $13.1 million year-to-date. Our improving cash flow profile, strong liquidity position of $215 million and low leverage of 2.0x reflect our enhanced financial flexibility.”

Mr. Montilha continued, “Persistent macro-economic headwinds in Brazil have weighed on our growth, and we expect this environment to continue through the year. However, against this backdrop, our success in driving the optimal balance of growth, profitability and liquidity provides us with the confidence to reaffirm our full-year outlook for revenue growth between 1% and 5% and adjusted EBITDA margin between 11% and 12%.”

1

PRESS RELEASE

Second Quarter Consolidated Operating Results

All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise.

Revenue declined 0.4% as a shift in country mix due to foreign exchange, a 10.1% macro-driven decline in Brazil and a 1.3% decline in EMEA, were almost completely offset by a 13.0% increase in the Americas. Year-to-date, revenue grew 90 basis points. Our strategy to diversify our revenue progressed in the quarter as our mix of revenue from the Americas increased 340 basis points to a record 41.8% of revenue. Revenue from clients other than Telefónica increased by 4.8%, accounting for 57.0% of revenue, an increase of 290 basis points. This growth was supported by share of wallet gains, particularly in financial services, as well as new client wins in financial services and telecommunications. In addition, each region drove an increase in mix from higher value-add solutions. Revenue from Telefónica declined 6.6%, largely driven by the macro-driven declines in Brazil. On a reported basis, total revenue declined 12.3%.

Adjusted EBITDA increased 0.2%, mainly due to a favorable shift in mix of services, while adjusted EBITDA margin was flat at 12.0%.

Second quarter reported financial results included $8.1 million in non-recurring items mostly related to proactive actions to align cost structure with current market conditions, including current and expected macro-driven volume declines in Brazil and Spain and the acceleration of sites to lower cost locations in Brazil.

Adjusted EPS declined to $0.13 driven by foreign exchange, increases in net interest expense and depreciation, and a higher share count.

Free cash flow before interest expense was $39.4 million, driven by a significant improvement in working capital. Year-to-date, free cash flow before interest was $13.1 million.

The Company ended the second quarter with total liquidity of $215 million and net debt to adjusted EBITDA of 2.0x.

Adjusted earnings and adjusted EBITDA are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

2

PRESS RELEASE

Segment Reporting

	Q2 2016	Q2 2015	CCY growth	YTD 2016	YTD 2015	CCY growth
Brazil Region
Revenue	202.2	256.9	-10.1%	384.7	521.0	-8.1%
Adjusted EBITDA	27.1	34.6	-11.7%	52.0	66.4	-4.4%
Margin	13.4%	13.5%		13.5%	12.7%
Americas Region
Revenue	189.1	198.2	13.0%	366.3	385.6	14.4%
Adjusted EBITDA	24.3	28.3	0%	47.7	51.7	10.2%
Margin	12.9%	14.3%		13.0%	13.4%
EMEA Region
Revenue	61.6	61.1	-1.3%	121.6	125.9	-3.3%
Adjusted EBITDA	3.6	2.5	44.0%	6.3	6.4	-3.1%
Margin	5.8%	4.1%		5.2%	5.1%

Brazil Region

The macro-economic environment in Brazil continues to drive a challenging growth environment. Revenue in the quarter declined 10.1%, with a 21.4% decrease in revenue from Telefónica. Revenue from non-Telefónica clients declined 2.8%. Importantly, our focus on revenue diversification drove a 9.2% increase in higher value-add solutions, lifting the mix of revenue from these services by 330 basis points to 39% of revenue. In addition, approximately 60% of the workstations won in the quarter came from financial services, a key growth sector for the Company. On a reported basis, revenue declined 21.3%.

Adjusted EBITDA decreased 11.7% while margin decreased 10 basis points to 13.4%. The decline in adjusted EBITDA was driven by the decline in revenue, however margin performance was aided by further actions to improve cost and efficiencies, focus on inflation pass-through, and the improved mix of higher value-add solutions.  Cost and efficiency actions include the rationalization of headcount and the relocation of sites to lower-cost Tier 2 locations. At the end of the quarter, 62% of sites were located in Tier 2 locations, up 400 basis points from the end of Fiscal 2015.

Americas Region

Revenue for the Americas increased 13.0%, reflecting broad-based gains by country, sector and mix of higher value-add services. Revenue from non-Telefónica clients increased 17.8%, as their mix of total revenue reached 53.9%, up 290 basis points. Growth was supported by new client wins and share of wallet gains with existing clients in all markets, led by financial services. Growth was particularly strong in Argentina, Colombia, Chile, Peru and our U.S. nearshore business. Revenue from Telefónica increased 7.9%, driven by double-digit growth in Mexico, Colombia and Argentina and single-digit growth in Peru. Our focus on revenue diversification drove a 3.4% increase in revenue from higher value-add solutions, lifting the mix of these services to 12.1% of revenue, up 40 basis points. In addition, revenue from the Americas comprised a record 41.8% of total company revenue in the quarter, up 340 basis points. On a reported basis, revenue declined 4.6%.

Adjusted EBITDA was flat, while margin declined 140 basis points to 12.9% driven by investments in growth with new clients, an unexpected and mandatory minimum wage increase of 13% in Peru, and an increase in mix of revenue from telecommunications clients.

3

PRESS RELEASE

EMEA Region

In EMEA, our consistent focus on profitable growth drove improvements in the trajectory of revenue and profitability in the quarter. Revenue declined just 1.3%, an improvement on both a year-over-year and sequential basis. Revenue from non-Telefónica clients increased 1.7% led by gains from financial services.  This is the first quarter of growth from non-Telefónica clients in over five quarters. Revenue from Telefónica declined 3.1%. Our focus on revenue diversification drove a 27.3% increase in revenue from higher value-add solutions, driving the mix of these services to 9.8% of revenue, up 220 basis points. In addition, revenue from non-Telefónica clients reached 39.0% of revenue, up 110 basis points. On a reported basis, revenue increased 0.8%.

Adjusted EBITDA increased 44%, while adjusted EBITDA margin increased 170 basis points to 5.8%. This solid performance was driven by the Company’s disciplined approach to profitable growth opportunities and continued focus on cost and efficiency initiatives.

Strong Balance Sheet and Ample Liquidity Enhance Financial Flexibility

At June 30, 2016, the Company had cash, cash equivalents and short-term financial investments totaling $159.5 million and undrawn revolving credit facilities of €50 million for total liquidity of $215 million. Total net debt with third parties equaled $459.1 million, a decrease of $5.0 million. The Company’s last twelve month (LTM) adjusted EBITDA to net debt with third parties was 2.0x.

During the second quarter of 2016, the Company invested $9.5 million, or 2.1% of revenue, in capital expenditures.

Refresh of Strategy

The Company announced it has refreshed its focus on profitable growth opportunities as it looks to extend its leadership position in the $10.4 billion Latin America CRM BPO market and expand its addressable market. This refresh supports the Company’s commitment to further diversify its revenue base and also provides a roadmap for the disciplined deployment of capital to where its value is the highest. This refreshed focus includes consolidating our leadership position in core voice services, further expansion into higher value-add solutions, especially in financial services, and accelerated growth in digital services.

Fiscal 2016 Guidance

The Company expects to operate in a challenging growth environment in many of its markets during the balance of Fiscal 2016. In this environment, the Company remains focused on driving the optimal balance of profitable growth and liquidity, strengthening its balance sheet and maintaining financial flexibility. By continuing to execute on its priorities for Fiscal 2016, including tight cost controls and disciplined capital allocation, the Company is well-positioned to outperform the market, increase its leadership position in Latin America, and remain the reference partner for the CRM BPO needs of its clients.

4

PRESS RELEASE

For the full year Fiscal 2016, the Company expects:

•         Consolidated revenue growth in the range of 1% to 5%, in constant currency.

•         Adjusted EBITDA margin in the range of 11% to 12%, in constant currency.

•         Non-recurring items, which are included as add-backs in adjusted EBITDA, in the range of $15 million. The Company will continue to proactively align its cost structure with prevailing market conditions.

•         Net interest expense in the range of $60 million to $65 million.

•         Debt pay down of $27 million.

•         Cash capital expenditures of approximately 5% of revenue, reflecting investments in both growth and maintenance.

•         Effective tax rate of approximately 32%.

•         Fully diluted share count of approximately 73.8 million shares.

This guidance assumes no acquisitions or changes in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements into US dollars.  If the average of foreign exchange rates in the second quarter of Fiscal 2016 remain through the rest of the Fiscal 2016, net interest expense could be in the range of $70 million to $75 million.

Conference Call

Atento will host a conference call and webcast for analysts on Tuesday, August 2, 2016 at 5:00 pm ET to discuss the financial results. The conference call can be accessed by dialing: +1 (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The conference call will also be webcasted through a link on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top three providers globally, based on revenues. Atento is also a leading provider for U.S.-based companies nearshoring CRM/BPO services to Latin America. Since 1999, the company has developed its business model in 14 countries where it employs more than 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services across multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, media and technology, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2015, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for third consecutive year. For more information visit www.atento.com

Investor Relations
Lynn Antipas Tyson

+ 1 914-485-1150
lynn.tyson@atento.com

Media Relations
Maite Cordero

+ 34 91 740 74 47
media@atento.com

5

PRESS RELEASE

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

6

PRESS RELEASE

Consolidated Income Statements

	For three months ended June 30,		Change excluding	For the six months ended June 30,		Change excluding
($ in millions, except percentage changes)	2016	2015	FX (%)	2016	2015	FX (%)
	(unaudited)			(unaudited)
Revenue	452.4	515.7	(0.4)	871.8	1,031.6	0.9
Other operating income	0.7	0.9	(12.5)	1.5	1.3	25.0
Supplies	(15.0)	(19.7)	(12.3)	(30.2)	(39.5)	(6.8)
Employee benefit expenses	(341.2)	(374.7)	3.1	(656.8)	(755.1)	3.6
Depreciation	(12.0)	(12.5)	8.1	(22.9)	(26.5)	3.2
Amortization	(13.4)	(14.1)	6.3	(24.1)	(28.0)	-
Changes in trade provisions	-	(0.3)	(100.0)	(0.3)	(0.5)	(40.0)
Other operating expenses	(50.8)	(63.8)	(10.6)	(102.6)	(124.2)	(1.6)
Total Operating Expenses	(432.4)	(485.2)	0.8	(836.9)	(973.8)	2.4

OPERATING PROFIT/(LOSS)	20.8	31.4	(21.6)	36.4	59.2	(23.2)

Finance income	0.7	1.6	(53.3)	2.2	7.8	(64.5)
Finance costs	(19.9)	(19.5)	12.4	(37.8)	(40.1)	11.5
Change in fair value of financial instruments	0.2	1.0	(80.0)	0.7	14.0	(95.0)
Net foreign exchange gains/(loss)	(9.2)	(2.6)	N.M	(12.8)	(3.0)	N.M

NET FINANCE EXPENSE	(28.3)	(19.6)	59.3	(47.7)	(21.2)	N.M

PROFIT/(LOSS) BEFORE TAX	(7.6)	11.8	N.M	(11.4)	38.0	(136.7)

Income tax expenses	(0.6)	(5.3)	(85.7)	(1.5)	(10.9)	(81.7)
PROFIT/(LOSS) FOR THE PERIOD	(8.1)	6.5	N.M	(12.9)	(27.1)	N.M

Basic result per share (in U.S. dollars) (*)	(0.11)	0.09	N.M	(0.17)	0.37	N.M

(*) The adjusted basic and diluted result per share, for the period presented in the table above, were calculated based on the number of ordinary shares of 73,751,131 as of June 30, 2016. For the period ended June 30, 2015 the number of ordinary shares was 73,619,511.

7

PRESS RELEASE

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2016	2015	2016	2015
	(unaudited)		(unaudited)
Profit/(loss) for the period	(8.1)	6.5	(12.9)	27.1

Net finance expense	28.2	19.6	47.8	21.2
Income tax expense	0.6	5.3	1.5	10.9
Depreciation and amortization	25.4	26.5	47.0	54.5

EBITDA (non-GAAP) (unaudited)	46.1	57.9	83.4	113.7

Acquisition and integration related costs(a)	-	-	-	0.1
Restructuring costs(b)	6.7	2.7	12.9	3.7
Site relocation costs(c)	0.2	0.1	5.9	0.5
Financing and IPO fees (d)	-	-	-	0.3
Asset impairments and Others (e)	1.3	1.4	0.8	2.2
Total non-recurring items	8.1	4.2	19.6	6.8

Adjusted EBITDA (non-GAAP) (unaudited)	54.2	62.1	103.0	120.5

(a)                   Acquisition and integration related costs incurred during the six months ended June 30, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project costs.

(b)                  Restructuring costs incurred during the three and six months ended June 30, 2015 and 2016 primarily included a number of restructuring and personnel costs that are not related to our core result of operations. Restructuring costs for the three and six months ended June 30, 2015 relates mainly to labor force optimization in EMEA as a consequence of significant reduction in activity levels during 2015. Restructuring costs for the three and six month ended June 30, 2016, primarily relate to costs to adapt the organizations in EMEA and Brazil to lower levels of activity and other minor restructurings in the Americas.

(c)                   Site relocation costs for the three and six months ended June 30, 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to achieve efficiencies through rental costs reduction lower attrition and improvement in absenteeism. Site relocation costs incurred for the three and six months ended June 30, 2016 relate to the anticipated site closures in Brazil in connection with the site relocation program.

(d)                  Financing and IPO fees for the six months ended June 30, 2015 relate to remaining costs incurred in connection with the IPO process.

(e)                  Asset impairment and other costs incurred for the three months ended June 30, 2015 mainly refer to consulting costs in Brazil and Spain ($1.0 million) related to efficiency and process improvement projects. Asset impairments and other costs incurred for the three months ended June 30, 2016 mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects.

Asset impairment and other costs incurred for the six months ended June 30, 2015 also include to consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation. Asset impairment and other costs incurred for the six months ended June 30, 2016 include the impact in EMEA of receivables that has previously been impaired.

8

PRESS RELEASE

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions, except percentage changes)	2016	2015	2016	2015
	(unaudited)		(unaudited)
Profit/(Loss) attributable to equity holders of the parent	(8.1)	6.5	(12.9)	27.1

Acquisition and integration related Costs (a)	-	-	-	0.1
Amortization of Acquisition related Intangible assets (b)	6.2	6.9	11.4	14.6
Restructuring Costs (c)	6.7	2.7	12.9	3.7
Site relocation costs (d)	0.2	0.1	5.9	0.5
Financing and IPO fees (e)	-	-	-	0.3
Asset impairments and Others (f)	1.3	1.4	0.8	2.2
Net foreign exchange gain on financial instruments (g)	(0.2)	(1.0)	(0.7)	(14.0)
Net foreign exchange impacts (h)	9.2	2.6	12.9	3.0
Tax effect (i)	(6.0)	(3.5)	(11.1)	(6.1)
Total of Add backs	17.4	9.2	32.1	4.3
Adjusted Earnings (non-GAAP) (unaudited)	9.3	15.7	19.2	31.4
Adjusted Basic Earnings per share(in U.S. dollars) (*) (unaudited)	0.13	0.21	0.26	0.43

(a)                   Acquisition and integration related costs incurred during the six months ended June 30, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project costs.

(b)                  Amortization of acquisition related intangible assets represents the amortization expense of intangible assets resulting from the acquisition and has been adjusted to eliminate the impact of the amortization arising from the acquisition which is not in the ordinary course of our daily operations and also distorts comparison with peers and our results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)                   Restructuring costs incurred during the three and six months ended June 30, 2015 and 2016 primarily included a number of restructuring and personnel costs that are not related to our core result of operations. Restructuring costs for the three and six months ended June 30, 2015 relates mainly to labor force optimization in EMEA as a consequence of significant reduction in activity levels during 2015. Restructuring costs for the three and six month ended June 30, 2016, primarily relate to costs to adapt the organizations in EMEA and Brazil to lower levels of activity and other minor restructurings in the Americas.

(d)                  Site relocation costs for the three and six months ended June 30, 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to achieve efficiencies through rental costs reduction lower attrition and improvement in absenteeism. Site relocation costs incurred for the three and six months ended June 30, 2016 relate to the anticipated site closures in Brazil in connection with the site relocation program.

(e)                  Financing and IPO fees for the six months ended June 30, 2015 relate to remaining costs incurred in connection with the IPO process.

(f)                    Asset impairment and other costs incurred for the three months ended June 30, 2015 mainly refer to consulting costs in Brazil and Spain ($1.0 million) related to efficiency and process improvement projects. Asset impairments and other costs incurred for the three months ended June 30, 2016 mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects.

Asset impairment and other costs incurred for the six months ended June 30, 2015 also include to consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation. Asset impairment and other costs incurred for the six months ended June 30, 2016 include the impact in EMEA of receivables that has previously been impaired.

9

PRESS RELEASE

(g)                   As of 2015, management analyzes the Company’s financial condition performance excluding net foreign exchange financial instruments which eliminates the volatility related to the gain or loss of the ineffective portion of the hedge instruments. For the three months ended March 31, 2015 an amount of $13.0 million was reversed from equity to profit/(loss) in the consequence of the company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as hedging items.

(h)                  As of 2015, management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility to foreign exchange variances from our operational results.

(i)                    The tax effect represents the tax impact of the total adjustments based on tax rate of 25.5% for the period from April 1, 2016 to June 30, 2016, 28.7% for the period from April 1, 2015 to June 30, 2015. 25.7% for the period from January 1, 2016 to June 30, 2016 and 29.5% for the period from January 1, 2015 to June 30, 2015.

(*)  The Adjusted Earnings per share, for the period presented in the table above, was calculated considering the number of ordinary shares outstanding of 73,751,131 (weighted average number of ordinary shares) as of June 30, 2016. For the period ended June 30, 2015 the number of ordinary shares was 73,619,511.

10

PRESS RELEASE

Reconciliation of Total Debt to Net Debt with Third Parties

	As of June 30,
	(unaudited)
($ in millions, except Net Debt/Adj. EBITDA LTM)	2016	2015

Cash and cash equivalents	159.5	173.1
Short term financial investments	-	-
Debt:
7.375% Sr. Sec. Notes due 2020	302.5	301.0
Brazilian Debentures	204.9	211.0
Contingent Value Instrument	23.9	35.9
Finance Lease Payables	4.1	7.2
Other Borrowings	83.2	82.1
Total Debt	618.6	637.2
Net Debt with third parties (1) (unaudited)	459.1	464.1
Adjusted EBITDA LTM (2) (non - GAAP) (unaudited)	232.9	295.1
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	2.0x	1.6x

(1)                  In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)                  Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

Free Cash Flow

($ in millions)	For the three months ended June 30,
	2016	2015
	(unaudited)
EBITDA (non-GAAP) (unaudited)	46.1	57.9
Changes in Working Capital	21.6	(45.5)
Payments for acquisition of property, plant, equipment and intangible assets	(21.5)	(28.2)
Disposals of property plant, equipment, and intangible assets	0.9	0.5
Income tax paid	(7.7)	(2.9)
Free cash flow before interest	39.4	(18.2)
Net interest	(21.7)	(18.7)
Free cash flow (non-GAAP) (unaudited)	17.7	(36.9)

11

Atento

Fiscal 2016
Second Quarter Results

August 2, 2016

Lynn Antipas Tyson
Vice President Investor Relations
+1-914-485-1150
lynn.tyson@atento.com

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

ATENTO
2

Strategic Overview and Second Quarter Highlights
Alejandro Reynal, CEO

Fiscal 2016 Second Quarter Highlights[1]

- **Focus on Optimal Balance of Growth, Profitability and Liquidity**
  - Consolidated revenue down slightly.
    - ✓ Americas growth of 13% almost completely offset macro-driven decline in Brazil.
  - Positive Revenue Diversification:
    - ✓ Americas revenue mix at 41.8%, up 340 b.p.
    - ✓ Non-Telefonica (TEF) revenue mix at 57.0%, up 290 b.p. led by 17.8% growth in Americas and 1.7% in EMEA.
    - ✓ All three geographic regions post increases in revenue mix from higher value-add solutions.
  - Solid commercial activity: ~ 3,150 workstations (WS) won, +300 WS vs last year & 75% from non-TEF clients.
  - Margin protection achieved: adjusted EBITDA up 0.2% with a stable margin of 12.0%.
    - ✓ Supported by proactive cost reduction, focus on inflation pass-through and improved mix of higher value-add solutions.
  - Strong free cash flow before interest: $39.4 million driven by sharp improvement in working capital.
- **Refresh of Strategic growth focus areas for Profitable, Higher Return Growth**
  - Consolidate leadership position in Core Voice services.
  - Expand into higher value-add solutions for financial services.
  - Accelerate profitable growth with main stream Digital offer.
- **Reaffirm FY 2016 Guidance**
  - Revenue up 1% to 5%, adjusted EBITDA margin range of 11% to 12%.
  - Significant increase in free cash flow generation.
  - Strengthen balance sheet, pay down debt.

ATENTO

(1) Unless otherwise noted, all results are on a constant-currency basis, year-over-year.

4

Refreshed Long Term Growth and Shareholder Value Creation Strategy

MID-TERM VISION

Be the #1 customer experience solutions provider in the markets we serve. A truly multiclient business.

GROWTH PRIORITIES

- **Consolidate Leadership in Core Voice services**
- **Expand into higher value-add solutions for Financial Services**
- **Accelerate profitable growth with mainstream Digital offer**

STRATEGIC ENABLERS

- Leverage scale in design and delivery of solutions offering
- Drive improvements in operational efficiency and service delivery
- Optimize cash conversion and capital structure
- Leverage shared services and unique talent & culture

ATENTO

5

Atento Today

- **Uniquely positioned to:**
  - Win new business across all verticals, with a focus on Telco and Financial Services.
  - Grow share of wallet with existing clients and increase penetration of higher-value add solutions.
  - Strengthen leadership position in Latin America.
- **2016 Clear Priorities: Optimal balance of growth, profitability & liquidity**
  - Targeted investments to deliver higher value to clients, with best-in-class customer experience.
  - Further strengthen balance sheet, improving cash flow and reducing debt levels.
- **Long term sector attractive, despite near-term macro-economic pressures**
  - Largest CRM/BPO provider in $10.4Bn Latin America market.
  - Refined focus to further diversify revenue base and allocate capital to best and highest use
  - Continue to be <u>the</u> reference partner for the CRM/BPO needs of our clients.

High revenue visibility
99%+ revenue retention rate
TEF MSA throughout 2021
Attractive market growth
Growing market due to favorable industry tailwinds & market dynamics
Multi-pronged growth agenda
Share of wallet gains through an increase in higher value solutions
New growth avenues: non-TEF telco, financial, US near-shore, and Carve Outs
Operations efficiency program
Margin expansion initiatives:
Operations productivity
Lower turnover
Global procurement
Site relocation
Capital structure optimization
Enhanced financial flexibility
Earnings growth

6

Second Quarter Financial Performance
Mauricio Montilha, CFO

Consolidated Financials

USDm	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Revenue	**452.4**	515.7	**871.8**	1,031.6
CCY growth [1]	*-0.4%*		*0.9%*	
Adjusted EBITDA	**54.2**	62.1	**103.0**	120.5
CCY growth	*0.2%*		*2.8%*	
Margin	*12.0%*	*12.0%*	*11.8%*	*11.7%*
Adjusted EPS	**$0.13**	$0.21	**$0.26**	$0.43
Leverage (x)	**2.0**	1.6		

Key Highlights[1]

✓ **Positive Revenue Diversification.**

- Revenue down slightly: country mix shift due to FX, 10.1% macro-driven decline in Brazil and 1.3% decline in EMEA were almost completely offset by a 13.0% increase in the Americas.
- Positive Revenue Diversification:
  - ~3,150 workstations won with over half coming from new clients.
  - Mix of revenue from non-TEF clients reached 57.0%, up 290 b.p.
- Adjusted EBITDA up 0.2% with stable margin of 12.0%.
  - Supported by proactive cost and efficiency initiatives and focus in inflation pass-through.
- Decline in adjusted EPS driven by FX, increase in net interest expense and depreciation, and higher share count.
- Liquidity of $215MM[2] with adjusted net debt to EBITDA of 2.0x.

ATENTO

Notes:
(1) Unless otherwise noted, all results are for Q2 2016; all growth rates are on a constant currency basis and year-over-year.
(2) Liquidity defined as cash and cash equivalents plus undrawn revolving credit facilities.

8

Brazil

Revenue

USDm	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Revenue	202.2	256.9	384.7	521.0
CCY growth	*-10.1%*		*-8.1%*	

Adjusted EBITDA

USDm	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Adjusted EBITDA	27.1	34.6	52.0	66.4
CCY growth	*-11.7%*		*-4.4%*	
Margin	*13.4%*	*13.5%*	*13.5%*	*12.7%*

Key Highlights(1)

✓ **Macros continue to drive a challenging growth environment.**
✓ **Focused on profitable growth and revenue diversification.**

- Revenue down 10.1%, driven by a 21.4% decline in TEF and 2.8% decline from other clients.
  - Continued negative impact from TEF's decision to exit a specific commercial channel.
- Positive Revenue Diversification:
  - 65.5% of revenue from non-TEF clients, up 5 percentage points.
  - ~500 workstations won with new and existing clients, 60% from financial services.
  - Mix of revenue from higher value-add solutions up 330 b.p. to 39%.
- Profitability maintained despite decline in revenue and inflationary pressure.
  - Supported by additional cost and efficiency initiatives, focus on inflation past-through and an improved mix of higher value-add solutions.

ATENTO

(1) Unless otherwise noted, all results are for Q2 2016; all growth rates are on a constant currency basis and year-over-year.

9

Americas

Revenue

USDm	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Revenue	189.1	198.2	366.3	385.6
CCY growth	*13.0%*		*14.4%*	

Adjusted EBITDA

USDm	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Adjusted EBITDA	24.3	28.3	47.7	51.7
CCY growth	-		*10.2%*	
Margin	*12.9%*	*14.3%*	*13.0%*	*13.4%*

Key Highlights[(1)]

- Revenue from non-TEF clients up 17.8% driven by new client wins and SoW gains especially in Mexico, Colombia and U.S. nearshore.
- Revenue from TEF up 7.9%, supported by double-digit growth in Peru and Argentina and single-digit growth in Mexico.
- Positive Revenue Diversification:
  - ~2,500 workstations won with new and existing clients.
  - Revenue from Financial Services up 12.1%.
  - Mix of revenue from higher value-add solutions up 40 basis points to 12.1%.
- Adjusted EBITDA flat with a 140 basis point decline in margin.
  - Margin impacted by investments in growth with new clients, an unexpected and mandatory 13% increase in minimum wages in Peru, and an increase in mix of revenue from Telco clients.

Notes:
(1) Unless otherwise noted, all results are for Q2 2016; all growth rates are on a constant currency basis and year-over-year.

10

EMEA

Revenue

USDm	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Revenue	61.6	61.1	121.6	125.9
CCY growth	*-1.3%*		*-3.3%*	

Adjusted EBITDA

USDm	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Adjusted EBITDA	3.6	2.5	6.3	6.4
CCY growth	*44.0%*		*-3.1%*	
Margin	*5.8%*	*4.1%*	*5.2%*	*5.1%*

Key Highlights[(1)]

✓ **Consistent focus on profitable growth drives improvement in trajectory of revenue and profitability.**

- Revenue down 1.3%, an improvement on both a year-over-year and sequential basis.
- Revenue from non-TEF clients increased 1.7%.
  - Strong growth from new clients in Financial Services and Utilities more than offset expected declines from less profitable Public Sector.
- Revenue from Telefónica declined 3.1% driven by Spain – approaching a more stabilized volume level.

- Positive Revenue Diversification:
  - Non-TEF revenue 39.0% of mix, up 110 basis points.
  - 27.3% increase in revenue from higher value-add solutions, revenue mix at 9.8% of revenue, up 220 basis points.

- Adjusted EBITDA increased 44%, adjusted EBITDA margin increased 170 basis points.
  - Reflects disciplined approach to profitable growth opportunities and focus on cost and efficiency initiatives.

ATENTO

Notes:
(1) Unless otherwise noted, all results are for Q2 2016; all growth rates are on a constant currency basis and year-over-year.

11

Financial Strength and Flexibility

- ✓ **Strict working capital management drives positive free cash flow.**
- ✓ **Rigorous focus on disciplined capital allocation.**
- ✓ **Enhanced financial flexibility.**

- Free cash flow before net interest of $39.4 million, $13.1 million year-to-date.
  - Delivered on comittment to improve working capital.

- Liquidity of $215 million[1], leverage of 2.0x.

Debt *(In Millions)*	**Q2 2016**	**Q2 2015**
Cash, cash equivalents	159.5	173.1
Total Debt	618.6	637.2
Net Debt with third parties	459.1	464.1
Net Debt / Adj. EBITDA	2.0x	1.6x

Free Cash Flow *(In Millions)*	**Q2 2016**	**YTD 2016**
EBITDA (non-GAAP) [2]	46.1	83.4
Free cash flow before interest	39.4	13.1
Net interest	(21.7)	(36.1)
Free cash flow (non-GAAP) [2]	17.7	(23.0)

(1) Liquidity includes cash and cash equivalents and undrawn credit facilities.
(2) Unaudited.

ATENTO

12

Reaffirm 2016 Guidance

- Driving the optimal balance of growth, profitability and liquidity.
- Targeted investments to deliver higher value to our clients.
- Further strengthen balance sheet, generate positive free cash flow, and reduce debt levels.

Consolidated Revenue Growth (CCY)	1% to 5%
Adjusted EBITDA Margin Range (CCY) (1)	*11% to 12%*
Non-recurring Items – Adjustments to EBITDA	*~$15 MM*
Debt Payments	*$27MM*
Net Interest Expense Range (2)	*$60MM to $65MM*
Cash Capex (% of Revenue)	*~5%*
Effective Tax Rate	*~32%*
Diluted Share Count	*~73.8MM shares*

FX Assumptions (Per USD)	FY 2016 Plan	Q2 Average (2)
Brazilian Real	4.10	3.51
Argentinean Peso	14.96	14.22
Mexican Peso	16.82	18.10
Chilean Peso	725.5	677.93
Peruvian Soles	3.51	3.32

(1) Adjusted EBITDA and margin exclude the impact of restructuring and site relocation expenses. We exclude these from our adjusted numbers to more clearly show the underlying health and trajectory of our business.
(2) Assuming Fiscal 2016 second quarter average FX rates continue through the end of Fiscal 2016, Net Interest Expense could be in the range of $70 million to $75 million.

ATENTO

13

Key Takeaways for Atento

1. **Our priorities for 2016 are on track** – Even in a challenging growth environment, we successfully delivered the **optimal balance** of **growth, profitability and liquidity**. This will continue even as macroeconomic pressures persist**.**

2. **Our commitment** to drive **improved** cost and efficiencies, **resilient business model**, strong balance sheet and improving cash flow, support our **financial flexibility** to invest in **higher return opportunities**.

3. **We** have **refreshed our focus** on profitable, **higher return growth opportunities** to ensure we have the capabilities to capitalize on industry trends and **leverage our scale and financial strength** to selectively diversify in key verticals, countries, and solutions.

4. **We are confident** in ability to outperform the market, **extend leadership position in Latin America** and continue to be the reference partner for the CRM BPO needs of our clients.

14

Appendix

About Atento
Financial Reconciliations
Debt Information
Glossary of Terms

Differentiated Competitive Advantages

- ✓ Leader in attractive, high-growth LatAm market.
- ✓ Long-lasting client relationships due to vertical expertise and growing portfolio of services and solutions.
- ✓ Superior pan-LatAm operational delivery platform.
- ✓ Clear strategy for sustained growth and strong shareholder value creation.
- ✓ Experienced, proven management team with strong track record.

17

Atento at a Glance

- #1 provider of **CRM BPO services and solutions in Latin America** – $2.0Bn 2015 revenue
- Founded in 1999 as provider to Telefónica Group; acquired by Bain Capital in 2012
- Superior **operational delivery platform** in **LatAm region**
  - 99 contact centers in 14 countries globally
  - 152,000+ employees and 89,000+ workstations globally
- Long-standing relationships with 400+ blue-chip **clients**
- Strong relationship with **Telefónica**, supported by **Master Services Agreement ("MSA") through 2021**
- Unique people focus: **only CRM BPO company** among the **25 best multinationals to work for and only LatAm based company** (1)

Revenue by region, offering and customer (2)

Brazil 44.7%
Americas 41.8%
EMEA 13.6%
Services 77%
Solutions 23%
Telefónica 43%
Non-Telefónica 57%

(1) Awarded by the Great Place to Work Institute ("GPTW")
(2) Based on Q2 2016 revenue of $452.4MM; Telefónica and Non-Telefónica revenue based on Q2 2016

18

Largest CRM BPO Provider in Latin America

Market leader in the largest markets...

2014 CRM BPO market share (%)

$10.4Bn
LatAm CRM BPO market

USA
Spain
Morocco
Mexico
Puerto Rico
El Salvador
Guatemala
Panama
Colombia
Peru
Brazil
Chile
Uruguay
Argentina

One of the largest players in the world...

2015 Revenue ($Bn)
3.8
3.0
2.0
1.3
1.3
1.1
Convergys (1)
Atento
TeleTech
SYKES
contax

(1) Pro forma for Stream acquisition

Leadership in LatAm & Spain

1	1	1	1	1	2
25.7%	16.8%	19.8%	24.7%	33.9%	10.8%

Source: Frost & Sullivan / DBK
(1) Atento market share position as of 2014 (Management estimate)
(2) Market share in terms of revenue

19

ATENTO

Evolution of Leadership Position in LatAm CRM BPO Market

	1999 *Telefónica call center in Spain and Brazil*	**2015** *The Leader in pan-LatAm CRM BPO*
Extended footprint across Latin America	(1)	(2)
Added $2 billion in revenue	<0.5 Revenue $Bn	2.0 Revenue $Bn
Highly diversified client base	~10% % non-TEF revenue	55.0% % non-TEF revenue
Expanded higher value-added solutions offerings	Sales Customer Service	Sales Customer Service Credit Management Technical Support Back Office Insurance Management Smart Credit Solution Complaints Handling B2B Efficient Sales Smart Collection Credit Card Management Multi-channel Customer Experience Advanced Technical Support
Built largest execution platform in Latin America	<20k Workstations	91k+ Workstations

ATENTO

(1) Flags represent Brazil and Spain.
(2) Flags represent Brazil, Spain, Peru, Panama, Guatemala, Morocco, El Salvador, Chile, Colombia, Argentina, Mexico, Puerto Rico, the U.S and Uruguay.

20

Services portfolio and multi-channel offerings have evolved into differentiated, value-added solutions

We offer a comprehensive portfolio of services via robust multi-channel offerings

Sales	Customer Service	Credit Management	Technical Support	Back Office

Telephone
E-mail
Social Networks
Chatrooms
SMS
Apps
VPA Web
VPA Kiosk
Onsite
CUSTOMER EXPERIENCE

Vertically-driven solutions portfolio

Insurance Management	Smart Credit Solution
Complaints Handling	B2B Efficient Sales
Smart Collection	Credit Card Management
Multi-channel Customer Experience	Advanced Technical Support

- **Deeply embedded** processes
- Stronger **alignment with clients**
- **Scalable** industry expertise
- **Higher value-add** with increased profitability

21

ATENTO

Atento's solutions

Smart Collection	• Solutions to optimize collection/past due payments with specialized process and agents in credit management • 100% variable compensation model that rewards efficiency of the agents and process • Cost effective channel integration: phone, digital, in-person • Collection software and automated enables (i.e voice mail, invoice letter • Use of analytics / big data optimizing time to call and Contact channel
Insurance Management	• End-to-end solution covering the sales process, customer services, and associated back office including credit management process • Specialized process: integrated process mapping and improvement, and technical back office support • Channel strategy throughout the customers' lifecycle, managing "key events" (e.g claims and incidents) • Social BPM and workload, mobility software and communications tools • Use of Atento intelligent Database (BIA), knowledge management, mystery shopper, survey, speech analytics
Smart Credit Solution	• Manages the overall contract formalization and provides sales and customer service and credit management • Specialized process: back office, sales, customer service and credit management • Channel integration and self-service ensuring "just in time" information • Social BPM and workload, multichannel platform interface with client's software • Use of big data, mystery shoppers, survey speech analytics
Complaints Handling	• Solution to prevent and manage the overall complaints process • Specialized process: back office and customer service; process mapping and continuous improvement • Multichannel integration focusing on customer behavior • Social BPM and workload, multichannel platform interface with client's software • Use of knowledge management, speech analytics, mystery shoppers, survey

25

ATENTO

Atento's Solutions

B2B Efficient Sales	• Manages small medium business' lead generation and process execution • Specialized process and agents in sales, process mapping and reengineering • Channel integration (adapted for efficiency: phone, digital, back office, in person • B2B sales software, multichannel platform, interface with client's software • Use of analytics ; big data, BIA, knowledge management
Credit Card Management	• Specialized processes for issuers and acquirers of payment cards (sales, cross and up-sales activities, credit analysis, usage management, requests and complaints and collection process) • Cost efficiency channel integration: phone, digital, letters, in-person • Social BPM and workload, multichannel platform, predictive dialers • Use of analytics and big data, BIA, knowledge management
Advanced Technical Support	• Single point of Contact (SPOC) to handle, diagnose and solve technical issues • Certifications, process mapping and improvement, specialized agents in technical support • Multichannel integration focusing on customer behavior • Workload, mobility software and interface with client's software • Use of knowledge management, speech analytics, mystery shoppers, survey
Multichannel Customer Experience	• Digital channel integration and social media monitoring with automatic distribution • Manages service levels and agent productivity customer service, collection and technical support • Cost efficiency channel intergration and utilization strategy offering convenience and a better customer experience • Multichannel platform: phone, vídeo, chat, email, SMS, Facebook, Twitter, Whatsapp, in-person • Use of analytics / big data, BIA, speech analytics, mystery shopper, survey

ATENTO
26

Mix of Revenue by Service Type

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016
Customer Service	48.7%	48.0%	47.0%	47.9%	47.9%	49.6%	49.7%
Sales	18.2%	18.3%	18.2%	17.4%	18.0%	16.4%	16.3%
Collection	10.0%	10.3%	10.9%	11.2%	10.6%	10.2%	10.0%
Back Office	9.1%	9.4%	10.2%	10.2%	9.7%	10.5%	10.1%
Technical Support	10.7%	10.7%	10.5%	9.9%	10.5%	9.6%	9.4%
Service desk	0.1%	0.1%	0.1%	-	-	-	-
Others	3.2%	3.2%	3.1%	3.4%	3.3%	3.7%	4.5%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

ATENTO

28

Adjustments to EBITDA by Quarter

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss)

($ in millions)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016
Profit/(loss) for the period	**20.5**	**6.5**	**16.7**	**5.4**	**49.1**	**(4.8)**	**(8.1)**
Net finance expense	1.6	19.6	9.5	15.9	46.7	19.4	28.2
Income tax expense	5.6	5.3	8.8	4.1	23.8	1.0	0.6
Depreciation and amortization	28.0	26.5	24.4	24.0	102.9	21.7	25.4
EBITDA (non-GAAP) (unaudited)	**55.7**	**57.9**	**59.4**	**49.4**	**222.5**	**37.3**	**46.1**
Acquisition and integration related costs	0.1	-	-	-	0.1	-	-
Restructuring costs	1.0	2.7	4.1	8.6	16.4	6.2	6.7
Sponsor management fees	-	-	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2
Financing and IPO fees	0.3	-	-	-	0.3	-	-
Asset impairments and Others	0.8	1.4	2.3	3.1	7.6	(0.4)	1.3
Adjusted EBITDA (non-GAAP) (unaudited)	**58.3**	**62.1**	**65.8**	**64.0**	**250.3**	**48.8**	**54.2**

Notes:
(1) Additional detailed information can be found on the 2Q16 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

29

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016
Profit/(Loss) attributable to equity holders of the parent	**20.5**	**6.5**	**16.7**	**5.4**	**49.1**	**(4.8)**	**(8.1)**
Acquisition and integration related Costs	0.1	-	-	-	0.1	-	-
Amortization of Acquisition related Intangible assets	7.7	6.9	7.0	6.3	27.5	5.4	6.2
Restructuring Costs	1.0	2.7	4.1	8.6	16.4	6.2	6.7
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2
Financing and IPO fees	0.3	-	-	-	0.3	-	-
Asset impairments and Others	0.8	1.4	2.3	3.8	8.3	(0.4)	1.3
DTA adjustment in Spain	-	-	-	1.5	1.5	-	-
Net foreign exchange gain on financial instruments	(13.0)	(1.0)	-	(3.5)	(17.5)	(0.5)	(0.2)
Net foreign exchange impacts	0.4	2.6	(3.5)	4.5	4.0	3.5	9.2
Tax effect	(2.9)	(3.5)	(4.1)	(6.4)	(17.1)	(5.3)	(6.0)
Adjusted Earnings (non-GAAP) (unaudited)	**15.3**	**15.7**	**22.5**	**23.1**	**76.0**	**9.8**	**9.3**
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	**0.21**	**0.21**	**0.31**	**0.31**	**1.03**	**0.13**	**0.13**

Notes:
(1) Additional detailed information can be found on the 2Q16 6K form of the Company on the topics related to Reconciliation of Adjusted EPS to Profit/(Loss).

ATENTO 30

Number of Work Stations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers (1)	
	Q2 2016	Q2 2015	Q2 2016	Q2 2015
Brazil	**46,286**	**49,275**	**32**	**33**
Americas	**36,978**	**33,874**	**51**	**47**
Argentina (2)	3,670	3,705	11	11
Central America (3)	2,605	2,484	5	5
Chile	2,754	2,269	3	2
Colombia	7,508	5,929	9	8
Mexico	9,878	9,622	16	15
Peru	9,253	8,615	4	3
United States (4)	1,310	1,250	3	3
EMEA	**6,642**	**7,473**	**16**	**18**
Morocco	1,076	2,039	2	4
Spain	5,566	5,434	14	14
Total	**89,906**	**90,622**	**99**	**98**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.

ATENTO 31

Consolidated Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 2Q'16
Senior Secured Notes	USD	2020	7.375%	302.5
Brazilian Debentures	BRL	2019	CDI + 3.7%	204.9
BNDES	BRL	2020	TJLP + 2.5%	52.8
			SELIC + 2.5%	13.1
			4.0%	15.6
			6.0%	1.3
			TJLP	0.4
CVI	ARS	2022	N/A	23.9
Finance lease payables	USD / COP	2019	8.14% / 8.41%	4.1
Gross Debt				**618.6**
Short-Term Debt				8%
Long-Term Debt				92%

Debt by Currency

BRL 47%
USD 49%
ARS 4%

Highlights 2Q16

- Leverage ratio of 2.0x
- Cash and Cash equivalents of $160MM, and existing revolving credit facility of €50MM, totaling Liquidity of $215MM
- Average debt maturity of 3.2 years
- Average cost of debt (LTM): 10.0% per year

Debt Amortization Schedule

Principal only - $MM

215
56
160
26
76
84
103
304
44
Liquidity
2016
2017
2018
2019
2020
2021
2022
Cash
Revolving Credit Facility
Principal

Net Debt / Adjusted EBITDA (TTM)

$MM

1.4x
1.6x
1.6x
2.0x
415
464
392
459
Dec-14
Jun-15
Dec-15
Jun-16
Net Debt
Net Debt / Adj. EBITDA

ATENTO

33

Brazil Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 2Q'16
Brazilian Debentures	BRL	2019	CDI + 3.7%	204.9
BNDES	BRL	2020	TJLP + 2.5%	52.8
			SELIC + 2.5%	13.1
			4.0%	15.6
			6.0%	1.3
			TJLP	0.4
Gross Debt				288.1
Short-Term Debt				13%
Long-Term Debt				87%

Funding Mix

BNDES
29%
Brazilian
Debentures
71%

Highlights 2Q16

- Leverage ratio of 1.9x
- Liquidity of $32MM
- Average debt maturity of 2.3 years
- Average cost of debt (LTM): 13.2% per year

Debt Amortization Schedule

Principal only - $MM

32
25
74
83
103
4
Liquidity
2016
2017
2018
2019
2020

Net Debt / Adjusted EBITDA (TTM)

$MM

1.5x
1.7x
1.7x
1.9x
235
224
187
256
Dec-14
Jun-15
Dec-15
Jun-16
Net Debt
Net Debt / Adj. EBITDA

(1) Net Debt/Adjusted EBITDA calculated in Brazilian Reais

34

Glossary of Terms

- Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations.
- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.
- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.
- Free cash flow –net cash flows from operating activities less cash payments for acquisition of property, plant and equipment, and intangible assets.
- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.

ATENTO 35